EXHIBIT 5

OPINION OF KEATING, MUETHING & KLEKAMP, P.L.L.

July 25, 2003

MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: MWEISS@KMKLAW.COM

Provident Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

Ladies and Gentlemen:

        This firm is general counsel to Provident Financial Group, Inc. and, as such, we are familiar with Provident’s Articles of Incorporation, Code of Regulations and corporate proceedings generally. We have reviewed the corporate records as to the amendment of the Provident Financial Group, Inc. 1997 Stock Option Plan pursuant to which a total of 1,000,000 additional shares of Common Stock may be issued to employees of Provident and its subsidiaries upon exercise of options granted to them. Based solely upon such examination, we are of the opinion that:

    1.        Provident is a duly organized and validly existing corporation under the laws of the State of Ohio; and

    2.        Provident has taken all necessary and required corporate actions in connection with the proposed issuance of an additional 1,000,000 shares of Common Stock pursuant to the Plan and, the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Provident free of any claim of pre-emptive rights.

        We hereby consent to be named in the Registration Statement and the Prospectus. In providing this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933 or that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

KEATING, MUETHING & KLEKAMP, P.L.L. BY: /s/ Mark A. Weiss —————————————— Mark A. Weiss